                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               KOPIN CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    0-19882
                                 (CUSIP Number)

                              PAUL MCCARTHY, ESQ.
                                BAKER & MCKENZIE
                    130 E. RANDOLPH DR., CHICAGO, IL  60601
                                  312/861-2858
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                               FEBRUARY 11, 1998
            (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0-19882


--------------------------------------------------------------------------------
1.   Name of reporting person
     I.R.S. Identification No. of above person

     Charoen Pokphand Group Company Limited

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2.   Check the appropriate box if a member of a group                    (a) [_]

                                                                         (b) [X]



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3.   SEC Use Only

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4.   Sources of Funds

          AF
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5.   Check if disclosure of legal proceedings is required pursuant           [_]
    to Items 2(d) or 2(e)


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6.   Citizenship or place of organization

     Thailand


Number of Shares
Beneficially Owned by     -----------------------------
Each Reporting Person     7.  Sole Voting Power
with:                         -0-

                          -----------------------------
                          8.  Shared Voting Power
                              -0-

                          -----------------------------
                          9.  Sole Dispositive Power
                              -0-

                          -----------------------------
                          10. Shared Dispositive Power
                              -0-

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11.  Aggregate amount beneficially owned by each reporting person

          -0-

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12.  Check box if the aggregate amount in row (11) excludes certain shares   [_]


--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)

          -0-

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14.  Type of reporting person

          HC, CO

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

       This Amendment No. 1 amends and restates the Schedule 13D originally filed by Charoen Pokphand Group Company Limited, a limited company organized and existing under the laws of the Kingdom of Thailand ("CP Group"), with the Securities and Exchange Commission on December 4, 1995.

Item 1.   Security and Issuer
          -------------------

     The class of equity securities to which this Statement relates is the Common Stock, $.01 par value per share (the "Common Stock"), of Kopin Corporation, a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at Myles Standish Industrial Park, 695 Myles Standish Boulevard, Taunton, Massachusetts 02780-7331.

Item 2.   Identity and Background.
          -----------------------

     This Statement is being filed by CP Group. The principal business and executive offices of CP Group are located at 313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak, Bangkok 10500, Thailand.

     CP Group is a privately held limited company, whose operations currently consist of a group of diversified businesses, the activities of which are conducted primarily through its subsidiaries. These businesses include agriculture, international trade, retail and real estate.

     The name, business address, present principal occupation and citizenship of each executive officer and director of CP Group are set forth in Appendix A hereto, which is incorporated herein by reference.

     During the last five years neither CP Group nor, to the best knowledge of CP Group, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     CP Group's indirect subsidiary, Telecom Holding Company Limited, a company organized and existing under the laws of the Kingdom of Thailand ("Telecom") purchased 1,643,716 shares of the Issuer's Common Stock in November 1995 pursuant to a Stock Purchase Agreement dated as of October 10, 1995 between Issuer and Telecom (the "Stock Purchase Agreement"). The amount of the funds used by Telecom to purchase the 1,643,716 shares was $27,121,314, excluding broker's commissions, all of which funds were contributed to the capital of Telecom by Telecom's direct parent, TelecomAsia Corporation Public Company Limited, a public limited company organized and existing under the laws of the Kingdom of Thailand ("TelecomAsia"), from TelecomAsia's working capital.

Item 4.   Purpose of Transaction.
          ----------------------
     As described in Item 5(c) below, Telecom sold 1,000,000 shares of the Issuer's Common Stock as a selling stockholder in an underwritten public offering on February 11, 1998.

     Telecom continues to hold 643,716 shares of the Issuer's Common Stock for the purpose of investment. Neither Telecom, TelecomAsia nor CP Group currently intends to purchase additional shares of Common Stock. However, Telecom and TelecomAsia intend to review on a continuing basis various factors relating to its investment in Issuer, including Issuer's business and prospects, the price and availability of the shares of Common Stock, subsequent developments affecting Issuer, other investment and business opportunities available to Telecom and TelecomAsia and general stock market and economic conditions. Based on these factors, and subject to the Stock Purchase Agreement with Issuer, Telecom may purchase additional shares of Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the shares of Common Stock that Telecom presently holds or that Telecom may hereafter acquire. Under the terms of the Stock Purchase Agreement, Telecom, together with its affiliates (as that term is defined in Rule 405 under the Securities Act of 1934 (the "Act")) and Chia Yang Telecommunication Limited, a corporation organized and existing under the laws of the Kingdom of Thailand ("Chia Yang") (Telecom, Telecom's affiliates and Chia Yang collectively referred to as the "Affiliates"), may not acquire, directly or indirectly, more that 30% of the issued and outstanding voting securities of Issuer.

     Pursuant to an amendment to the Stock Purchase Agreement dated as of December 12, 1997, so long as Telecom and its Affiliates hold not less than 5% of the outstanding shares of Common Stock, Telecom shall have the right to designate one representative to serve on the Board of Directors of Issuer.
Under the terms of the amendment to the Stock Purchase Agreement, Telecom and its Affiliates agree to limit the number of its representatives on the Board of Directors of Issuer to one representative and to vote its shares of Common Stock in support of the nominees of Issuer's Board of Directors.

     Except as set forth in this Item 4, neither CP Group nor to the best knowledge of CP Group, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
     (a) Telecom and TelecomAsia respectively each beneficially own an aggregate of 643,716 shares of the Issuer's Common Stock (the "Shares"). Based upon the most recently available filing by the Issuer with the Securities and Exchange Commission which shows an aggregate of 12,185,048 shares of the Issuer's Common Stock outstanding, such Shares constitute approximately 5.3% of the outstanding shares of the Issuer's Common Stock. Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), CP Group might also be deemed to be the beneficial owner (together with Telecom and TelecomAsia) of the Shares because (i) CP Group owns indirectly, through a series of intermediate companies, approximately 38% of the voting shares of TelecomAsia, which in turn, owns 99.99% of the voting shares of Telecom and (ii) Telecom, TelecomAsia and CP Group have common directors. CP Group might also be deemed a member of a group together with Telecom and TelecomAsia by virtue of being deemed a beneficial owner of the Shares together with Telecom and TelecomAsia. However, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that CP Group is the beneficial owner of any of the Shares or a member of a group together with Telecom and TelecomAsia either for the purpose of Section 13(d) of the Act or for any other purpose.

     (b) Telecom holds the Shares and has the power, with TelecomAsia, to vote or direct the vote, and to dispose or direct the disposition, of all of the Shares.

     (c) On February 11, 1998, Telecom sold 1,000,000 shares of Common Stock at a price of $19.00 per share (before deduction of underwriting discount) in an underwritten public offering pursuant to a Registration Statement on Form S-3 (the "Registration Statement") filed by Issuer.

     (d) No person other than Telecom and TelecomAsia has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares beneficially owned by Telecom and TelecomAsia.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Telecom's investment and voting decisions are partly directed and controlled by TelecomAsia through the Chairman, Vice Chairman and other directors and executive officers of TelecomAsia, a few of whom are also directors of CP Group.

     Pursuant to the Stock Purchase Agreement, Issuer and Telecom agreed to the following provisions as they relate to the securities of Issuer:

          (a) Subject to the limitations stated in the Stock Purchase Agreement, Telecom has registration rights with respect to shares of Common Stock owned by it.

          (b) With respect to private transactions, whenever Telecom or any of its Affiliates seeks to sell any of the shares of Common Stock owned by it, it must first offer to Issuer for sale such shares by providing to Issuer the quantity of the shares Telecom desires to sell, the price per share and any other terms. Subject to the terms of the Stock Purchase Agreement, Issuer will then have the right to purchase all (but not less than all) such shares of Common Stock at the same price and on the same terms and conditions as specified by Telecom and/or its Affiliates.

          (c) Telecom has agreed to vote any shares of Common Stock held or beneficially owned by it and any of the Affiliates in the manner recommended or approved by a majority of the Board of Directors of Issuer in connection with (i) any proposed merger or consolidation involving Issuer or (ii) the sale of all or substantially all of the assets of Issuer or any subsidiary or subsidiaries of Issuer, provided that the effective price per share resulting from any such transaction shall be not less that $16.50, subject to certain adjustments.

     Telecom entered into a Lock-up Agreement with Deutsche Morgan Grenfell Inc. and Tucker Anthony Incorporated dated December 12, 1997. Pursuant to the Lock-up Agreement, Telecom has agreed that it will not, without the prior written consent of Deutsche Morgan Grenfell Inc., during the period ending ninety (90) days after the effective date of the Registration Statement on Form S-3 referred to in Item 5(c) above (i) offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such securities, in cash or otherwise, except under certain limited circumstances. The effective date of the Registration Statement was February 5, 1998.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     A. Stock Purchase Agreement dated as of October 10, 1995 between Issuer and Telecom. (Pursuant to Item 101(a)(2)(ii) of Regulation S-T, Exhibit A, which has been previously filed in paper format, is not restated electronically herein.)

     B. Amendment to Stock Purchase Agreement dated as of December 12, 1997 by and between the Issuer and Telecom.

     C. Form of Underwriting Agreement by and among the Issuer, Telecom, certain individual selling stockholders and the several underwriters named in
Schedule II thereto.

(Incorporated by reference to Exhibit 1.1 of the Issuer's Registration Statement on Form S-3 (File No. 333-42173)).

     D. Lock-up Agreement among Deutsche Morgan Grenfell Inc., Tucker Anthony Incorporated and Telecom.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 19, 1998
                         CHAROEN POKPHAND GROUP COMPANY LIMITED


                         By: /s/ Min Tieanworn
                             ---------------------------------
                           Name: Min Tieanworn
                                 -----------------------------
                           Title: Director, Senior Executive Vice President
                                 ------------------------------------------

                               INDEX TO EXHIBITS


     A. Stock Purchase Agreement dated as of October 10, 1995 between Issuer and Telecom. (Pursuant to Item 101(a)(2)(ii) of Regulation S-T, Exhibit A, which has been previously filed in paper format, is not restated electronically herein.)
     B. Amendment to Stock Purchase Agreement dated as of December 12, 1997 by and between the Issuer and Telecom.
     C. Form of Underwriting Agreement by and among the Issuer, Telecom, certain individual selling stockholders and the several underwriters named in Schedule II thereto. (Incorporated by reference to Exhibit
          1.1 of the Issuer's Registration Statement on Form S-3 (File No. 333-42173)).
     D. Lock-up Agreement among Deutsche Morgan Grenfell Inc., Tucker Anthony Incorporated and Telecom.

                                   APPENDIX A
                                   ----------

                        DIRECTORS AND EXECUTIVE OFFICERS

                                       OF

                     CHAROEN POKPHAND GROUP COMPANY LIMITED


1.   Mr. Dhanin Chearavanont, Chairman and CEO
     Business Address:  Same as address of employer
     Principle Employment:  Chairman and CEO
     Name and Address of Employer:    Charoen Pokphand Group Company Limited
                                      313 CP Tower, Silom Road, Khwang Silom,
                                        Khet
                                      Bangrak, Bangkok 10500, Thailand
     Principal Business of Employer:  Integration, Agro-industry, including agricultural, international trade, retail and real estate.
     Citizenship:  Thai


2.   Mr. Sumet Jiaravanon, Vice Chairman and President
     Business Address:  Same as address of employer
     Principle Employment:  Vice Chairman and President
     Name and Address of Employer:    Charoen Pokphand Group Company Limited
                                      313 CP Tower, Silom Road, Khwang Silom,
                                        Khet
                                      Bangrak, Bangkok 10500, Thailand
     Principal Business of Employer:  Agro-industry, including agricultural, international trade, retail and real
                                      estate.
     Citizenship:  Thai


3.   Mr. Min Tieanworn, Director, Senior Executive Vice President
     Business Address:  Same as address of employer
     Principle Employment:  Senior Executive Vice President and Director
     Name and Address of Employer:    Charoen Pokphand Group Company Limited
                                      313 CP Tower, Silom Road, Khwang Silom,
                                        Khet
                                      Bangrak, Bangkok 10500, Thailand
     Principal Business of Employer:  Agro-industry, including agricultural, international trade,  retail and real
                                      estate.
     Citizenship:  Thai

4.   Mr. Jaran Chiaravanont, Honorary Chairman
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Principle Employment:  Independent businessman
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai


5.   Mr. Montri Jiaravanont, Honorary Chairman
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai


6.   Mr. Wanlop Chiaravanont, Director
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai


7.   Mr. Cherdchai Chiaravanont, Director
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai


8.   Mr. Prasert Poongkumarn, Director
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai

9.   Mr. Thirayut Phitya-Isarakul, Director
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Principle Employment:  Independent businessman
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai


10.  Mr.Thanakorn Seriburi, Director
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Principle Employment:  Independent businessman
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai


11.  Mr. Chingchai Lohawatanakul, Director
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Principle Employment:  Independent businessman
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai


12.  Mr. Phongthep Chiaravanont, Director
     Business Address:    313 CP Tower, Silom Road, Khwang Silom, Khet Bangrak,
                          Bangkok 10500, Thailand
     Principle Employment:  Independent businessman
     Name and Address of Employer:   Not Applicable
     Principal Business of Employer: Not Applicable
     Citizenship:  Thai

13. Mr. Ajva Taulananda, Senior Executive Vice President Business Address: Same as address of employer
     Principle Employment:  Senior Executive Vice President
     Name and Address of Employer:   313 CP Tower, Silom Road,
                                     Khwang Silom, Khet Bangrak
                                     Bangkok 10500, Thailand
     Principal Business of Employer: Telecommunications
     Citizenship:  Thai

14. Mr. Veeravat Kanchanadul, Senior Executive Vice President Business Address: Same as address of employer
     Principle Employment:  Senior Executive Vice President
     Name and Address of Employer:    313 CP Tower, Silom Road,
                                      Khwang Silom, Khet Bangrak
                                      Bangkok 10500, Thailand
     Principal Business of Employer:  Telecommunications
     Citizenship:  Thai